Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80224

April 08, 2009

Ms. Suying Li, Division of Corporate Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-7010

Re:       Monument Resources, Inc.
File No. 000-51751

Dear Ms. Li:

We have received and carefully reviewed the staff’s comment letter of March 31, 2009 with our independent accountants and attorneys.  The following, we believe, responds to your comments and supports the basis for our disclosures in the two referenced periodic reports.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 9 -Segment Information, page F-18

Comment No. 1:
We reviewed your response to prior comment numbers 1 and 3 and noted you determined the pipeline assets are completely dependent upon the cash flows from the oil and gas segment and should be grouped together with the oil and gas assets for purposes of testing the long-lived assets for impairment. We also note you performed an impairment analysis in accordance with SFAS 144 on your oil and gas assets as of December 31, 2008. Please clarify whether you included the pipeline assets and cash flows in this analysis and tell us the results of the test.

Response:
We performed the SFAS 144 impairment analysis as of December 31, 2008 for the oil and gas and pipeline segments and determined that no asset impairment exists as defined by SFAS 144 as of December 31, 2008 when combining both the oil and gas and pipeline segments. The test was conducted using the December 31, 2008 gas price we received of $4.82 per MCF and the actual total field expenses for the quarter ended December 31, 2008.

Ms. Suying Li
April 08 2009

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 10 -Oil and Gas Activities, page F-21

Comment No. 2:
We reviewed your response to the prior comment 2. Please confirm that you will include a similar explanation of significant changes in your proved oil and gas reserve quantities in your future filings. We refer you to the guidance at paragraph 11 of SFAS 69.

Response:
We calculate and report our engineered reserves only with our annual filing of form 10-K. We will ensure that a complete explanation of significant changes in proved oil and gas reserve quantities is included in all future form 10-K filings.

We understand and acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact the undersigned.

Very truly yours,

MONUMENT RESOURCES, INC.

By:           /s/ A.G. Foust
   A.G. Foust, President

cc:           Samuel E. Wing
   Brian P. Callahan